**FORM 6-K**

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20459

**Report of Foreign Issuer**

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

2 July 2002

**Amersham plc**

(Translation of registrant's name into English)

**Amersham Place**
**Little Chalfont**
**Buckinghamshire HP7 9NA**
**England**

(Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rules 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rules 12g3-2(b): 82- .....................

**SIGNATURE**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

**AMERSHAM PLC**
(Registrant)

DATE: JULY 2, 2002

By..........................................
Name: Susan M. Henderson
Title: Deputy Company Secretary

List of exhibits to the **FORM 6-K** dated July 2, 2002

1. Schedule 10 Notification of major interests in shares

The London Stock Exchange
Company Announcements Office
PO Box 119
London
EC2N 1HP

25 June 2002

Dear Sir,

**Section 198 Companies Act**

We hereby give notice that in accordance with Section 198 of the Companies Act 1985, the Company has been notified that Merrill Lynch Investment Managers Limited no longer has a notifiable interest in the shares of Amersham plc.

Yours faithfully,

**Susan M Henderson**
**Deputy Company Secretary**